Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                               November 15, 2016


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1540
                     Dividend Strength Portfolio, Series 23
                       File Nos. 333-213863 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comment given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1540, filed on September 29, 2016, with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Dividend Strength Portfolio, Series 23 (the "Trust").

PROSPECTUS

Investment Summary -- Investment Objective

     1. The Prospectus states that the Trust seeks to provide "dividend income potential coupled with the potential for long-term capital appreciation." Please delete the word "potential."

     Response: The disclosure has been revised in response to your comment.

Investment Summary -- Principal Investment Strategy

     2. Please disclose the market cap policy for the trust.

     Response: The disclosure has been revised in response to your comment.

Investment Summary -- Principal Investment Strategy

     3. Please advise whether the Trust may hold American Depositary Receipts and/or Global Depositary Receipts. If so, please revise the Principal Investment Strategy to include the Trust's depositary receipt policy and the disclosure regarding the relevant risks.

     Response: The portfolio consultant uses the S&P 500 to determine the initial universe of dividend paying companies traded in the United States. The S&P 500 excludes depositary receipts from its index. Consequently, the Trust will not invest in American Depositary Receipts or Global Depositary Receipts.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren